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[CNA SURETY LOGO]

CNA PLAZA  CHICAGO  IL  60685-0001

                                JOHN F. CORCORAN
                                Senior Vice President & Chief Financial Officer
                                Telephone   312-822-1371
                                Facsimile   312-817-1759
                                Internet    john.corcoran@cnasurety.com

May 8, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549



VIA EDGAR

Comment Letter of April 25, 2006 to CNA Surety Corporation




Dear Mr. Rosenberg:


We have received the referenced comment letter and are preparing a detailed response to the issues raised in the letter. As discussed with Ms. Ibolya Ignat, because of the complexity of the issues raised and our need to coordinate our response with our external actuarial firm, we intend to provide our response on or before May 25, 2006.


Please advise if you have any concerns with this time frame. Thank you.


Respectfully,




/s/ John F. Corcoran








cc:  Ms. Enid Tanenhaus, General Counsel, CNA Surety Corp.